UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009236

February 23, 2004

Michael D. VanHemert
Vice President, Secretary
Chief Compliance Officer and
Deputy General Counsel
CMS Energy Corporation
One Energy Plaza
12th Floor
Jackson, MI 49201-2276

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2004

Re: CMS Energy Corporation
Incoming letter dated January 15, 2004

Dear Mr. VanHemert:

This is in response to your letter dated January 15, 2004 concerning a shareholder proposal submitted to CMS Energy by Thomas C. DeWard. We also have received a letter from the proponent dated January 22, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 05 2004
THOMSON
FINANCIAL

Martin P. Dunn
Martin P. Dunn
Deputy Director

Enclosures

cc: Thomas C. DeWard
25806 Glover Court
Farmington Hills, MI 48335

811156

CMS ENERGY

A Leading Integrated Energy Company

***Michael D. VanHemert***
*Vice President, Secretary,*
*Chief Compliance Officer and*
*Deputy General Counsel*

January 15, 2004



Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CMS Energy Corporation Shareholder Proposal of Thomas DeWard
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman:

This letter is to inform you that pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, it is the intention of CMS Energy Corporation (the "Company" or "CMS") to exclude from the Company's proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"), the shareholder proposal (the "Proposal", attached as Exhibit A) submitted under letter dated December 7, 2003 from Thomas C. DeWard (the "Proponent"). The Proponent requests that the Proposal be included in the 2004 Proxy Materials. The Company's 2004 annual meeting is scheduled for May 28, 2004 ("Annual Meeting"). We respectfully request that the staff of the Division of Corporation Finance ("Staff") concur that no enforcement action will be recommended if the Company omits the Proposal from the 2004 Proxy Materials for the reasons described herein.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) paper copies of this letter and its exhibits. By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent. Pursuant to Rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission (the "Commission").

As more fully set forth below, the Company believes that it may omit the Proposal from the 2004 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to satisfy the eligibility requirements and pursuant to Rule 14a-8(i) because the Proposal deals with matters relating to the Company's ordinary business operations.

One Energy Plaza – 12th Floor - Jackson, MI 49201-2276 - Tel: 517 788 1030 - Fax: 517 788 6911 - E-mail: mdvanhem@cmsenergy.com

**Statement of Reasons to Exclude**

The Company believes that the Proposal may be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponent failed to provide proof of his eligibility to submit the Proposal at the time of submission and did not provide said proof within 14 calendar days of receiving the Company's notification of the deficiency. The Company further believes that the Proposal may be excluded pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, including legal affairs and litigation strategy, which are inappropriate topics for shareholder proposals.

**Factual Background**

The Company received the Proposal on December 10, 2003. The stated purpose of the Proposal is to require the Company "to take legal action against" certain former officers, directors and other individuals responsible for actions described therein. The Proponent stated in his submission that he holds 5,000 shares of CMS common stock. However, according to the Company's records (as maintained by its internal stock transfer agent), the Proponent is not a registered holder of the Company's common stock.

Accordingly, in a letter dated December 22, 2003 (the "Company Letter", attached hereto as Exhibit B), which was sent within 14 days of the Company's receipt of the Proposal, the Company notified the Proponent of the eligibility and procedural deficiencies of the Proposal and advised him that he must evidence his eligibility and comply with the procedural requirements within 14 days of his receipt of the Company Letter. The Company Letter explained that the Proponent must prove his eligibility by submitting a statement from the recordholder of the Proponent's shares stating that at the time the Proponent submitted the Proposal he had continuously been the owner of $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to his submission of the Proposal. The Company Letter was sent on December 22, 2003 by UPS and received by the Proponent on December 23, 2003 (see UPS Package Tracking delivery confirmation, attached as Exhibit C). Therefore the Proponent's proof of eligibility had to be postmarked, or transmitted electronically, on or before January 6, 2004. The Company received the Proponent's proof of eligibility by facsimile on January 7, 2004.

**Bases for Exclusion**

Rule 14a-8(b) Eligibility Deficiencies

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year prior to submitting a proposal and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the recordholder of the securities verifying that at the time the proponent submitted the proposal, the proponent had held the securities for at least one year.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to timely provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period. See, e.g., Hewlett-Packard Company (December 27, 2002); Motorola, Inc. (December 23, 2002).

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent did not timely provide the required written statement from the recordholder regarding his stock ownership.

The Company clearly advised the Proponent on a timely basis of the need for him to establish proof that he has continuously held the Company's common stock for at least one year and informed him of the 14-day time period in which he had to respond. The Proponent did not satisfy the eligibility requirements in a timely manner. Accordingly, we believe that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f) because the Proponent does not satisfy the eligibility requirements of such rules.

Rule 14a-8(i)(7) Substantive Defects
Rule 14a-8(i)(7) allows a company to exclude from its proxy statement a shareholder proposal that deals with matters relating to the company's ordinary business operations. The Staff has consistently supported companies' positions that their legal affairs and litigation strategies are ordinary business operations and shareholder proposals regarding such matters are excludable under Rule 14a-8(i)(7). See, e.g., Microsoft Corporation (September 15, 2000) and Polifly Financial Corporation (October 13, 1992).

The Proposal, if adopted, **requires** the CMS Board of Directors to initiate legal action against former employees, identifies the basis for the action, specifies the claims to be made against the would-be defendants, and enumerates the amount of damages the Company should seek to recover. Clearly, these matters relate to the Company's legal affairs and litigation strategy and, even if properly expressed in a precatory manner would be inappropriate topics for a shareholder proposal.

**Conclusion**

For the foregoing reasons, we request that you concur in our view that, in accordance with Rule 14a-8(j), the Company may properly exclude the Proposal from its 2004 Proxy Materials and that no enforcement action will be recommended if the Company omits the Proposal from its 2004 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (517) 788-1030 if I can be of any further assistance in this matter.

One Energy Plaza – 12th Floor - Jackson, MI 49201-2276 - Tel: 517 788 1030 - Fax: 517 788 6911 - E-mail: mdvanhem@cmsenergy.com

CMS ENERGY

*A Leading Integrated Energy Company*

Please acknowledge receipt of this request by date-stamping the enclosed copy of this letter and returning it to me in the accompanying envelope.

Sincerely,

Michael D. VanHemert

Michael D. VanHemert
Deputy General Counsel
and Secretary

cc: Thomas C. DeWard

Enclosures

One Energy Plaza – 12th Floor - Jackson, MI 49201-2276 - Tel: 517 788 1030 - Fax: 517 788 6911 - E-mail: mdvanhem@cmsenergy.com

DEC 10 2003

Exhibit A

**Thomas C. DeWard**
**25806 Glover Court**
**Farmington Hills, MI 48335**
**December 7, 2003**

Mr. Michael D. VanHemert, Corporate Secretary
CMS Energy Corporation
One Energy Plaza
Jackson, Michigan 49201

Re: Shareholder Proposal

Dear Mr. VanHemert:

Enclosed please find a proposed Shareholder Proposal.

I currently own 5,000 shares of CMS Energy Corporation stock. I purchased the stock on August 12, 2002 and have owned the stock continuously since that date. I plan to hold this stock through the date of the Annual Meeting. I also own some CMS notes.

I am requesting that the following Shareholder Proposal be included as part of the 2004 Proxy Statement to be voted on at the 2004 Shareholders' meeting.

Shareholder Proposal:

The purpose of this proposal is to bring accountability to CMS Energy Corporation ("CMS") by requiring CMS to take legal action against Mr. McCormick, Ms. Pallas and any other individuals responsible for the actions described below.

Whereas: The current Board of Directors is basically comprised of the same individuals who were in an oversight position when the activities described below took place. Furthermore, the BOD has failed to take the necessary action against the individuals responsible for the inappropriate activities.

Whereas: Instead of taking legal action against those individuals responsible for the activities described below, CMS effectively rewarded the individuals and have agreed to defend the individuals against any legal action taken against them.

Whereas: CMS Energy announced on November 24, 2003 that it had reached a settlement agreement with the Commodity Futures Trading Commission and will pay a fine of $16 million.

Whereas: CMS Energy Corporation has admitted to energy trades in excess of $5 billion that have been commonly described as "round-trip" trades.

Whereas: CMS admitted that some employees provided inaccurate information in the voluntary reports of natural gas trade information.

Whereas: During the above-mentioned activities, Mr. McCormick was Chairman and CEO of CMS and Ms. Tamela W. Pallas served as President and CEO of CMS Marketing, Services and Trading Company ("CMST"). CMST, a subsidiary of CMS, was the corporate entity that participated in the "round-trip" trades. As part of an Acknowledgement of Resignation, CMS agreed to pay Ms. Pallas: "...in 24 equal installments on the 15th and the last day of each calendar month commencing May 31, 2002, a severance payment equal to $2,028,000, ..."

Whereas: Ms. Pallas was paid a bonus of $230,000 in 2000, a bonus of $726,000 in 2001 and a signing bonus of $225,000 in 1999. Ms. Pallas was awarded common stock of CMS in 2000 with a value, at the time of grant, of $115,000.

Whereas: In regards to Mr. McCormick, CMS agreed to the following: "The Executive shall continue to be employed with the Company in a consultant capacity until June 1, 2004, at the Executive's existing salary of $1,110,000.00 per year, less state, federal, FICA and other applicable withholding and authorized deductions. Executive's remaining salary from June 1 to December 31 for the year 2002 shall be paid in full, along with his standard bonus of 80% of salary or $888,000.00, upon the effective date of this Agreement. Executive's salary for the full year 2003 shall be paid in full on January 2, 2003 along with an additional bonus of $888,000.00. Executive's salary from January 1, 2004 to June 1, 2004 shall be paid in full on January 2, 2004.

Therefore, be it resolved that CMS be forced to take the following actions: CMS void any agreements with Mr. McCormick and Ms. Pallas and initiate legal action against both parties to recover all amounts paid to them as part of agreements signed in 2002 and to seek to recover from them the $16 million in fines recently agreed to.

End of Proposal

Sincerely,

Thomas C. DeWard

CMS ENERGY

'nergy Company

One Energy Plaza
Jackson, MI 49201-2276

Tel: 517 788 1030
Fax: 517 788 6911
E-Mail mdvanhem@cmsenergy.com
www.cmsenergy.com

**Michael D. VanHemert**
Vice President, Secretary,
Chief Compliance Officer and
Deputy General Counsel

Exhibit B

December 22, 2003

VIA OVERNIGHT MAIL

Thomas C. DeWard
25806 Glover Court
Farmington Hills, Michigan 48335

Dear Mr. DeWard:

I am writing in response to your letter dated December 7, 2003 (the "December 7 Letter") to me as Corporate Secretary of CMS Energy Corporation (the "Company"), which the Company received on December 10, 2003. In the December 7 Letter, you submitted a proposal (the "Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement in connection with the Company's 2004 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b). In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8, you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to your submission of the Proposal. You also must continue to hold such stock through the date of the Annual Meeting. According to the Company's records, you are not a record holder of its stock. As a result, Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record holder of the shares you beneficially own verifying your continuous ownership of such stock for the applicable one-year period.

In accordance with Rule 14a-8(f), I hereby request that you furnish to the Company, within the 14 calendar day response period specified by the Securities and Exchange Commission, the written statement required pursuant to Rule 14a-8(b)(2)(i), as described above.

If within the required 14 calendar day period, you do not furnish such written statement, I believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Rule 14-8 sets forth numerous circumstances in which the Company may appropriately omit a proposal and supporting statements from its proxy materials even if the procedural/eligibility requirements discussed above are met. Please be advised that this letter in no manner waives the Company's right, in the event it chooses to exercise this right, to take all action available to it under Rule 14a-8, or otherwise, to cause the Proposal to be omitted from the Company's 2004 proxy statement.

Sincerely,

Michael D. VanHemert

Michael D. VanHemert

cc: S. Kinnie Smith



Exhibit C

Home | About UPS | Contact UPS | Welcome Center

## Tracking

- Track by Tracking Number
- Track by Reference Number
- Import Tracking Numbers
- Track by E-mail
- Get Quantum View Files
- Request Quantum View Notify
- Void a Shipment
- Help



UPS OnLine®
Tools


Log-In User ID: Password: | Forgot Password Re

# Track by Tracking Number

### View Tracking Summary

To see a detailed report for each package, please select the "Detail" link.

| Tracking Number | Status | Delivery Information | |
|---|---|---|---|
| 1. 1Z 450 832 01 4244 402 5 Detail | Delivered | Delivered on: | Dec 23, 2003 9:49 AM |
| | | Delivered to: | FARMINGTON HILLS, US |
| | | Service Type: | NEXT DAY AIR |

Tracking results provided by UPS: Jan 9, 2004 12:14 P.M. Eastern Time (USA)

**NOTICE:** UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited

Back to Top

**Thomas C. DeWard**
**25806 Glover Court**
**Farmington Hills, MI 48335-1236**
March 13, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CMS Energy Corporation/Shareholder Proposal of Thomas DeWard
Securities Exchange Act of 1934- Rule 14a-8

Dear Ladies and Gentlemen:

On February 10, 2003, CMS Energy Corporation ("CMS") purportedly sent a letter to your office outlining reasons why my Shareholder Proposal, dated December 17, 2002, should be excluded from the 2003 Proxy Statement. The letter indicated that a carbon copy was sent to me.

I did not receive a copy of the letter until February 21, 2003. The copy was sent via a UPS overnight letter on February 20, 2003.

The rules are clear, based on information I obtained from the SEC website:

a. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. **The company must simultaneously provide you with a copy of its submission.** The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline. (emphasis added)

The Company will confirm that no copy was simultaneously sent to me. In fact, they will confirm that a copy was sent 10 days after the letter was sent to the Office of Chief Counsel.

The rules are clear. CMS has not followed the rules as prescribed by the SEC. Therefore, I am requesting that the SEC require CMS to include my Shareholder Proposal as part of the 2003 Proxy Statement. Short of this, I am requesting that the SEC levy a fine against CMS.

If the SEC does not require CMS to include my proposal or, at a minimum, fine CMS, it will be another sham perpetrated by CMS against its shareholders. The reckless actions of CMS management and directors has already cost shareholders millions of dollars in market value. CMS must be held responsible for their actions.

If you have any questions, please feel free to call me at 248-477-5839.

Sincerely,

<S>
Thomas C. DeWard

cc: Mr. Michael D. VanHemert

**Thomas C. DeWard**
**25806 Glover Court**
**Farmington Hills, MI 48335-1236**
**248-477-5839**
January 22, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CMS Energy Corporation Proposal of Thomas DeWard
Securities Exchange Act of 1934 Rule 14a-8

This is in response to a letter dated January 15, 2004, but with a postage meter date of January 19, 2004, from Mr. Michael D. VanHemert, Vice President, Secretary, Chief Compliance Officer and Deputy General Counsel of CMS Energy Corporation ("CMS").

Basically, CMS is requesting the Securities and Exchange Commission ("SEC") allow CMS to exclude my Shareholder Proposal ("Proposal") without enforcement action by the SEC for two reasons. First, CMS submits that my Proposal does not meet the eligibility requirements and secondly, that the Proposal "...deals with matters relating to the Company's ordinary business operations."

Under Factual Background, CMS states that I failed to provide evidence that I held CMS stock continuously for a period of one year prior to the submission of my Proposal. Let me point out the following items.

1. The CMS letter was sent on December 22, 2003. The letter was received on December 23, 2003. The 14-day period cited in the letter ended January 6, 2004. The period included at least 2 holidays and perhaps as many as 5 holidays. (Thursday and Friday of each week and a half day on Wednesday)
2. My stock is held in an IRA with Fidelity Investments. I called Fidelity on December 23, 2003 and informed them what I needed. They said I would have the necessary letter in 3-6 days. I assumed Fidelity would be responsible. Unfortunately, I didn't follow up on a timely basis. When I finally thought about it, it was January 7, 2004. I called Fidelity on January 7, 2004. They said the letter was "mailed" on December 31, 2003. I asked them to fax me a copy. When I received the fax, the letter was incorrect so I asked them to fax me a corrected letter and also fax one directly to Mr. VanHemert. When I received the fax, I also faxed one

to Mr. VanHemert. I ultimately received the Fidelity original letter via mail on January 9, 2004. It was postmarked January 6, 2004.

3. There was no harm to CMS for a one-day delay.
4. CMS wants the SEC to follow a double set of standards. Last year I submitted a Shareholder Proposal. In a letter dated February 10, 2003. CMS sent a letter to the SEC asking that no enforcement action be taken if the Proposal was excluded. The letter stated that a copy was sent to me simultaneously. See my letter of March 13, 2003, attached. In actuality, the copy of the letter was never sent to me until February 20, 2003. Mr. VanHemert will confirm this.
5. In the February 10, 2003 letter, Mr. VanHemert used CMS stationery that included the wrong address and thus my correspondence to him was returned as undeliverable.

In summary, no harm, no foul. Thus, I am requesting that the SEC waive this formality for the sake of one day, particularly given the intervening holidays and CMS failure to comply with the rules last year.

Under Substantive Defects, CMS states the Proposal should be excluded because it relates to the "...company's ordinary business operations."

One, of course, could argue that any shareholder proposal could relate to the "...company's ordinary business operations."

Let me point out the following items.

1. Hopefully, the actions I addressed in my Proposal are not ordinary business operations of CMS. My letter requires CMS to take appropriate legal action against two employees who took part in or at a minimum oversaw questionable activities.
2. CMS admits that billions of dollars of "round-trip" trades were transacted by a CMS subsidiary. These trades artificially increased revenues and expenses. CMS admits it is being investigated by the SEC in connection with these trades.
3. CMS admits that employees of a subsidiary falsely submitted energy prices to the Commodity Futures Trading Corporation ("CFTC"). CMS admits it paid a $16 million fine to the CFTC.
4. Following public disclosure of the "round-trip" trades, the price of CMS stock declined.
5. In a letter to Shareholders, the new CEO stated that appropriate disciplinary actions were taken against employees involved in the "round-trip" trades. Those appropriate actions were not identified but as pointed out in the next item, those individuals identified in my Proposal were rewarded with lucrative contracts.

6. The actions of those involved in the "round-trip" trades and the false reporting of energy prices were implicitly or explicitly approved by the Board of Directors ("BOD"). Because of this, it appears that the BOD decided against taking legal action against the individuals identified in my Proposal. Instead, the BOD rewarded the individuals I identified in my Proposal.
7. It appears from a review of the contracts, that CMS does not have a "legal strategy" but merely an attempt to cover up the inappropriate actions.

In conclusion, there is no reason for the SEC to allow CMS to exclude my Proposal.

There has been no harm to CMS because the letter from Fidelity Investments was faxed to CMS one day late. CMS is asking the SEC to follow a double set of standards in that CMS failed to comply with the law last year. Furthermore, the 14 days time frame encompassed at least two holidays and perhaps more. Unfortunately, some shareholders must rely on mutual funds to provide information on a timely basis. I should not be penalized because of the failure of Fidelity Investments to comply on a timely basis.

There is nothing normal about the actions of CMS, its Directors and its former officers. If the actions were normal, there would be no reason for the SEC investigation.

If you have any questions, please feel free to call me at 248-477-5839 or email me at mdw-tdw@ic.net.

Sincerely,

Tom DeWard

Thomas C. DeWard

cc: Mr. Michael VanHemert

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: CMS Energy Corporation
Incoming letter dated January 15, 2004

The proposal directs CMS Energy to void any agreements with two former members of management, and initiate legal action to recover all amounts paid to them.

There appears to be some basis for your view that the proposal may be omitted under Rule 14a-8(i)(7), as relating to ordinary business operations (i.e., the conduct of litigation). Accordingly, we will not recommend enforcement action to the Commission if CMS Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CMS Energy relies.

Sincerely,

Keir D. Gumbs
Special Counsel